Hilton Group plc

Ladbroke Group

Ref: 82-1571

03 JUN 20 AM 7:21


03022932

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	42	21	1,356
DAVID MICHELS	42	21	1,356
BRIAN WALLACE	42	21	1,356

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 10 JUNE 2003 AT 178.5P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED